Exhibit 99.7

Health Canada | Santé Canada

Licence No. - N° de licence
10-MM0175/2017

PRODUCER'S LICENCE

Pursuant to section 35 of the *Access to Cannabis for Medical Purposes Regulations* this licence is issued to:

LICENCE DE PRODUCTEUR AUTORISÉ

Conformément à l'article 35 du *Règlement sur l'accès au cannabis à des fins médicales*, la présente licence est délivrée à:

CannTrust Inc.
1-3280 Langstaff Road
Vaughan, ON L4K 5B6 CANADA
Region I

as a licensed producer at the site indicated above, for the conduct of the following activities for the following controlled substances.

à titre de producteur autorisé à l'installation indiquée ci-haut, pour la conduite des opérations suivantes pour les substances contrôlées suivantes.

Cannabis substances authorized for sale or provision during the period from March 14, 2017, March 13, 2020:

Substances de cannabis autorisées pour la vente ou le fournissement pendant la période du 14 mars 2017 au 13 mars 2020:

Substances	Activity/Activité	Cannabis sold or provided to eligible parties listed in each subsection of the ACMPR below / Cannabis vendu ou fourni aux parties énumérées sous les paragraphes du RACFM ci-dessous		
		s. 22(2)	s. 22(4)	s. 22(5)
DRIED MARIHUANA / MARIHUANA SÉCHÉE	Sale or Provision / Vente ou Fourniture	X	X	N/A
CANNABIS OIL / HUILE DE CANNABIS	Sale or Provision / Vente ou Fourniture	X	X	N/A
CANNABIS IN ITS NATURAL FORM: CANNABIS RESIN / CANNABIS DANS SA FORME NATURELLE: RÉSINE DE CANNABIS	Sale or Provision / Vente ou Fourniture	X	N/A	N/A
MARIHUANA PLANTS / PLANTS DE MARIHUANA	Sale or Provision / Vente ou Fourniture	X	N/A	X
MARIHUANA SEEDS / GRAINES DE MARIHUANA	Sale or Provision / Vente ou Fourniture	X	N/A	X

Building 1 / Bâtiment 1

Areas where cannabis is present / Zones de l'installation où du cannabis est présent:

Production Rooms: PA1-PA2-PA3-PA4-PA5, Trimming room, Propagation room, Mother room, Drying room, Laboratory, Packaging/Pharmacy room, Oil Processing Room, **Oil Processing Room 2,** Safe Room, Product Development Room and Decarboxylation Room, Clone Room.

Storage Area / Aire de Stockage): Level 8 (Vault), Level 8 (safe), Level 8 (safe), Level 8 (safe)

Substances/Substances	Activities/Activités						
	Production / Production	Sale or Provision / Vente ou Fourniture	Possession / Possession	Shipping / Expédition	Transportation / Transport	Delivery / Livraison	Destruction / Destruction
DRIED MARIHUANA / MARIHUANA SÉCHÉE	☒	☒	☒	☒	☒	☒	☒
CANNABIS OIL / HUILE DE CANNABIS	☒	☒	☒	☒	☒	☒	☒

Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health
Directeur, Opérations, Bureau de cannabis médical, DGLRC, pour et de la part du Ministre de la Santé

Canada

Health Canada Santé Canada

CANNABIS IN ITS NATURAL FORM: CANNABIS RESIN / CANNABIS DANS SA FORME NATURELLE: RÉSINE DE CANNABIS	☒	☒	☒	☒	☒	☒	☒
MARIHUANA PLANTS/ PLANTS DE MARIHUANA	☒	☒	☒	☒	☒	☒	☒
MARIHUANA SEEDS / GRAINES DE MARIHUANA	☒	☒	☒	☒	☒	☒	☒

Conditions and Remarks / Conditions et Commentaires :

This licence is restricted, in addition to all other applicable conditions, in that the substances inventory cannot exceed a maximum storage capacity value of $6,250,000 for for each level 8 vault or safe. / *Cette licence est restreinte, en plus des autres conditions qui s'appliquent, du fait que l'inventaire des substances ne peut dépasser une valeur maximale de capacité de stockage de 6 250 000$ pour chaque voûte ou coffre-fort de niveau de sécurité 8.*

For a client or an individual who is responsible for the client, the sale activity of cannabis oil is limited to the sale of the final packaged product: Bottled cannabis oil produced by CO_2, as inspected on July 18, 2016. Any changes to the cannabis oil products intended for sale or to the extraction method(s) used to produce them must be submitted to Health Canada for compliance verification prior to sale. / *Pour un client ou une personne responsable au nom du client, l'activité de vente de l'huile de cannabis se limite à la vente du produit final emballé : huile de cannabis en bouteille produite par Canntrust Inc. par extraction à CO_2 et infusion du cannabis dans l'huile de support comme inspectée Santé Canada le 18 juillet 2016. Tout changement apporté à un produit à base d'huile de cannabis destiné à la vente ou aux méthodes d'extraction employées pour le fabriquer doit être soumis à Santé Canada avant la vente afin d'en vérifier la conformité.*

If necessary; products targeted for destruction must be stored in a designated Subdivision C area and/or in an area with an assigned security level. Cannabis waste destruction must be conducted within Canntust' site, and in accordance with the requirements of section 30 of the ACMPR. / Si nécessaire, les produits destinés à la destruction, doivent être entreposés dans une zone désignée comme Subdivision C et/ou dans une zone avec un niveau de sécurité approuvé. *La destruction des déchets de cannabis doit avoir lieu dans le site de Canntrust, et doit être en conformité avec les exigences de l'article 30 du RACM.*

Canntrust must conduct pesticide testing and report results at the request of the Minister of Health, in accordance with applicable mandatory pesticide testing guidance documents. / *Canntrustdoit effectuer des tests pour pesticides et rapporter les résultats à la demande du ministre de la Santé, conformément aux documents d'orientation applicables aux pesticides.*

This licenced producer may transfer or receive bulk shipments of substances authorized for sale under this licence to/from other licenced producers of marihuana for medical purposes, provided that the bulk product has not already been packaged into immediate containers for provision or sale under subsection 22(4) of the ACMPR, and on the condition that the licenced producer has completed the *Licenced Producer Bulk Transfer Transaction Form*, and provided it to Health Canada at a minimum of ten business days in advance of each planned shipment. / *Ce producteur autorisé peut transférer ou recevoir des expéditions en vrac de substances autorisées à la vente sous cette licence, à/de la part d'autres producteurs autorisés de cannabis à des fins médicales, à condition que le produit en vrac n'a pas déjà été emballé dans le contenant immédiat pour la vente ou fourniture sous le paragraphe 22(4) du RACFM, et à condition que le producteur autorisé ait complété le formulaire de transaction en vrac entre producteurs autorisés, et l'ait soumis à Santé Canada au minimum de dix jours ouvrables à l'avance de chaque expédition prévue.*

This licensed producer must notify Health Canada, at a minimum 10 business days in advance, of each planned shipment for all sales or provisions of substances listed on this licence to Licensed Dealers for purposes other than testing. / *Ce producteur autorisé doit aviser Santé Canada, au moins dix jours ouvrables à l'avance de chaque expédition, pour toutes les ventes ou fournitures de substances autorisés sous cette licence aux Distributeurs Autorisés pour des fins autres que pour les essais.*

Please note that the monthly report must be prepared in accordance with the guidance document entitled *Licensed Producers Reporting Requirements* and submitted on or before the 15th of every month for the previous month/ *Veuillez noter que le rapport mensuel qui doit être établi conformément au document d'orientation intitulé Exigences en matière de production de rapports des producteurs autorisés et qui doit être présenté au plus tard le 15 de chaque mois pour le mois précédent.*

Please note that the monthly report must be prepared in accordance with the guidance document entitled *Licensed Producers Reporting Requirements,* and submitted on or before the 15th of every month for the previous month. / *Veuillez noter que le rapport mensuel doit être préparé conformément au document d'orientation intitulé* Exigences en matière de production de rapports des producteurs autorisés, *et doit être présenté au plus tard le 15 de chaque mois pour le mois précédent.*

Effective date of the licence:
June 23, 2017
This licence expires on **March 13, 2020**

Date d'entrée en vigueur de la licence:
23 juin 2017
La présente licence expire le **13 mars 2020**

Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health
Directeur, Opérations, Bureau de cannabis médical, DGLRC, pour et de la part du Ministre de la Santé

Canada

Health Canada
Healthy Environments and
Consumer Safety Branch
AL 0300B
Ottawa ON K1A 0K9

Santé Canada
Santé environnementale et
sécurité des consommateurs
IA 0300B
Ottawa ON K1A 0K9

Dear Sir/Madam:

Monsieur/Madame,

Please find enclosed your Controlled Drugs and Substances Licence, amended as requested. It has been issued in accordance with the Regulations under the *Controlled Drugs and Substances Act.*

Vous trouverez ci-joint votre licence de drogues et substances contrôlées modifié suite à votre demande. Elle a été émise en vertu des règlements relatifs à la *Loi réglementant certaines drogues et autres substances.*

Yours very truly,

Veuillez agréer, Monsieur/Madame, nos salutations les meilleures.

Carol Anne Chénard
Manager / Gestionaire
Authorizations Division / Division des autorisations
Office of Controlled Substances / Bureau des substances contrôlées
Controlled Substances Directorate / Direction des substances contrôlées
Health Canada / Santé Canada

Enclosure

Pièce jointe

Health Canada | Santé Canada

Licence No. - N° de licence
2017/6892

LICENCE

Pursuant to the provisions of the *Controlled Drugs and Substances Act* and its Regulations this licence is issued to:

LICENCE

Conformément aux dispositions de la *Loi réglementant certaines drogues et autres substances* et ses Règlements, la présente licence est délivrée à:

CANNTRUST INC.
1-3280 Langstaff Road
Vaughan, ON L4K 5B6

as a licensed dealer at the premises indicated above, for the conduct of the following activities:

[x] Possession
[x] Production
[x] Packaging
[x] Sale
[x] Sending, Transportation and Delivery

à titre de distributeur autorisé au lieu indiqué ci-haut, pour la conduite des activités suivantes:

[ ] Possession
[ ] Production
[ ] Emballage
[ ] Vente
[ ] Expédition, transport et livraison

for the following controlled drugs and substances including their salts as listed in the Regulations:

pour les drogues et substances contrôlées suivantes incluant leurs sels telles que listées dans les Règlements:

PAGE 1 OF/ DE 2

Cannabis
Tetrahydrocannabinol
Tetrahydrocannabinolic acid
Cannabidiol
Cannabidiolic acid
Cannabinol

All the substances appearing on this licence are to be used for laboratory analysis and research and development only.

The production activity indicated above is limited to only obtaining extracts from the Cannabis received, which is a necessary step in the analysis of Cannabinoids.

APPENDIX "A":
List of pharmaceutical products of controlled substances owned or manufactured.

Assistant Manager or Manager, Authorizations Division
Office of Controlled Substances, CSD/HECSB
for and on behalf of the Minister of Health

Gestionnaire associé ou Gestionnaire, Division des autorisations
Bureau des substances contrôlées, DSC/DGSESC
pour le Ministre de la Santé

Effective date of the licence:

this 24th day of March, 2017

Ottawa, Ontario

This licence expires: **December 31, 2017**

This licence is restricted, in addition to all other applicable conditions of licensure, in that the drug inventory cannot exceed the amount allowed by the security level indicated below:

Date de prise d'effet de la licence:

ce ________ jour de __________

Ottawa, Ontario

La présente licence expire:

Cette licence est restreinte, en plus des autres conditions qui s'appliquent, du fait que l'inventaire des drogues ne peut pas dépasser le maximum autorisé par le niveau de sécurité apparaissant plus bas:

5 + 2

This form is subjected to HECS revision
Form amended October 27, 2004

Ce formulaire est sujet à révision par la SESC
Formulaire mis-à-jour le 27 octobre 2004

Canada

Health Canada Santé Canada

PAGE 2 OF/DE 2

APPENDIX A - ANNEXE A

DATE March 24, 2017

LIST OF CONTROLLED DRUGS AND SUBSTANCES (C D/S) MANUFACTURED OR PACKAGED
LISTE DES DROGUES ET DES SUBSTANCES DÉSIGNÉES (D/S D) FABRIQUÉES OU EMBALLÉES

BY-PAR CANNTRUST INC.

AT-A 1-3280 Langstaff Road
Vaughan, ON L4K 5B6

BRAND OR COMMON NAME NOM USUEL OU MARQUE DE COMMERCE	*DRUG TYPE *TYPE DE DROGUE	C D/S CONTAINED IN PRODUCT D/S D CONTENUES DANS LE PRODUIT	STRENGTH PER UNIT TENEUR PAR UNITE	CONTAINER SIZES CAPACITÉ DES RÉCIPIENTS
[1] Single Serve Beverage Pod	A	Cannabis	0.125, 0.25, 0.5 g/pod	15

[1]**For research and development only.**

***DRUG TYPE**
TYPE DE DROGUE

- A Narcotic/Stupéfiant
- B Verbal Prescription Narcotic/Stupéfiant d'ordonnance verbale
- C Codeine preparation as defined in Section 36 of the Regulations/Préparation de codéine telle que définie à l'article 36 du Règlement
- D Controlled Drug/Drogue contrôlée
- E Preparation/Préparation
- F Targeted Substance/Substance ciblée
- R Restricted Drug/Drogue d'usage restreint

Canada